SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Harry Winston Diamond Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

41587B100
(CUSIP Number)

Oberndorf Enterprises LLC
505 Sansome Street, Suite 1950
San Francisco, California 94111
(415) 500-6900

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William and Susan Oberndorf Trust, dated 10/19/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,528,406 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

3,528,406 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,528,406 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

Oberndorf Family Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

720,594 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

720,594 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,594 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

770,099 (1)
	8	SHARED VOTING POWER

3,659,902 (2)
	9	SOLE DISPOSITIVE POWER

770,099 (1)
	10	SHARED DISPOSITIVE POWER

3,659,902 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,430,001 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

(1)
720,594 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, 29,073 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89, and 20,432 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as trustee for the William E. Oberndorf Irrevocable Trust, dated 6/30/89.

(2)
3,528,406 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98, 1,296 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf, 111,650 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust 2, dated 10/15/98 and 18,550 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as an authorized signatory for the account of Betty Jane Weimer.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

Caroline G. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,296 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,296 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,296 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%
14	TYPE OF REPORTING PERSON

IN

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.

Page 6 of 16 pages

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

Peter Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

29,073 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

29,073 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,073 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03%
14	TYPE OF REPORTING PERSON

OO

(1)	Power is exercised through its trustee, William E. Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William E. Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

20,432 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

20,432 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%
14	TYPE OF REPORTING PERSON

OO

(1)	Power is exercised through its trustee, William E. Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William and Susan Oberndorf Trust 2, dated 10/15/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

111,650 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

111,650 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON

OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

Betty Jane Weimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

18,550 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

18,550 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,550 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%
14	TYPE OF REPORTING PERSON

IN

(1)	William E. Oberndorf is an authorized signatory for the account of Betty Jane Weimer.

ITEM 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2012, as amended on October 9, 2012 (the “Statement”), by the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California partnership (“OFP”), William E. Oberndorf (“WEO”), Caroline G. Oberndorf (“CGO”), Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“Peter Oberndorf Trust”) and the William E. Oberndorf Irrevocable Trust, dated 6/30/89 (“Oberndorf Irrevocable Trust ”) related to the Common Shares (the “Shares”) of Harry Winston Diamond Corporation (the “Issuer”), a corporation organized under the federal laws of Canada.  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada M5W 4T9.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a)           The undersigned hereby file this Schedule 13D Statement on behalf of the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California partnership (“OFP”), William E. Oberndorf (“WEO”), Caroline G. Oberndorf (“CGO”), the Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“Peter Oberndorf Trust”), the William E. Oberndorf Irrevocable Trust, dated 6/30/89 (“Oberndorf Irrevocable Trust”), the William and Susan Oberndorf Trust 2, dated 10/15/98 (“Oberndorf Trust 2”) and Betty Jane Weimer (“BJW”).  Oberndorf Trust, OFP, WEO, CGO, Peter Oberndorf Trust, Oberndorf Irrevocable Trust, Oberndorf Trust 2 and BJW are sometimes hereinafter referred to as the “Reporting Persons”.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 2(b) – (c) is hereby amended and supplemented by adding the following paragraph at the end thereof:

(b) - (c)

Oberndorf Trust 2

Oberndorf Trust 2 is a living trust, established for the benefit of WEO and his wife, Susan Oberndorf (“SCO”).  WEO and SCO are the trustees of Oberndorf Trust 2.  The principal business address of Oberndorf Trust 2, which also serves as its principal office, is 505 Sansome Street, Suite 1950, San Francisco, California 94111.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO and SCO is set forth above.

BJW

BJW’s address is 16600 Warren Ct., Apt. 305, Chagrin Falls, Ohio 44023.  BJW is retired.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
Oberndorf Trust	Personal Funds (1)	$42,328,289.58
OFP	Contributions from Partners	$8,744,569.58
WEO	Not Applicable	Not Applicable
CGO	Personal Funds (1)	$14,955.45
Peter Oberndorf Trust	Personal Funds (1)	$377,005.46
Oberndorf Irrevocable Trust	Personal Funds (1)	$265,097.96
Oberndorf Trust 2	Personal Funds (1)	$1,463,251.41
BJW	Personal Funds (1)	$243,110.74

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 84,874,781 total outstanding Common Shares as reported on the Issuer’s Form 40-F filed with the Securities and Exchange Commission on April 24, 2012.

Oberndorf Trust

The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,528,406 Shares, which constitutes approximately 4.2% of the outstanding Shares.

OFP

The aggregate number of Shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 720,594 Shares, which constitutes approximately 0.8% of the outstanding Shares.

WEO

Because of his positions as a trustee of the Oberndorf Trust, sole general partner of OFP, authorized signatory for the account of CGO, trustee of the Peter Oberndorf Trust, trustee of the Oberndorf Irrevocable Trust, trustee of the Orberndorf Trust 2 and authorized signatory for the account of BJW, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,430,001 Shares in the aggregate, which constitutes approximately 5.2% of the outstanding Shares.

CGO

The aggregate number of Shares that CGO owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,296 Shares, which constitutes less than 0.01% of the outstanding Shares.

Peter Oberndorf Trust

The aggregate number of Shares that Peter Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,073 Shares, which constitutes approximately 0.03% of the outstanding Shares.

Oberndorf Irrevocable Trust

The aggregate number of Shares that Oberndorf Irrevocable Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,432 Shares, which constitutes approximately 0.02% of the outstanding Shares.

Oberndorf Trust 2

The aggregate number of Shares that Oberndorf Trust 2 owns beneficially, pursuant to Rule 13d-3 of the Act, is 111,650 Shares, which constitutes approximately 0.1% of the outstanding Shares.

BJW

The aggregate number of Shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,550 Shares, which constitutes less than 0.01% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)

Oberndorf Trust

Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,528,406 Shares in the aggregate.

OFP

Acting through its sole general partner, OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares.

WEO

WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,528,406 Shares held in the Oberndorf Trust, 1,296 Shares held by CGO, 111,650 Shares held by Oberndorf Trust 2 and 18,550 Shares held by BJW.  Because of his position as the sole general partner of OFP, the Trustee of the Peter Oberndorf Trust and the Trustee of the Oberndorf Irrevocable Trust, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares held by OFP, 29,073 Shares held in the Peter Oberndorf Trust and 20,432 Shares held in the Oberndorf Irrevocable Trust.

CGO

CGO has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,296 Shares held by CGO.

Peter Oberndorf Trust

Acting through its trustee, Peter Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,073 Shares in the aggregate.

Oberndorf Irrevocable Trust

Acting through its trustee, Oberndorf Irrevocable Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,432 Shares in the aggregate.

Oberndorf Trust 2

Acting through its trustees, Oberndorf Trust 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 111,650 Shares in the aggregate.

BJW

BJW has the shared power to vote or direct the vote and to dispose or to direct the disposition of 18,550 shares held by BJW.

(c)           Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases on the New York Stock Exchange as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 20, 2012	By:	/s/ Krista Rosen

Attorney-in-Fact for:

William and Susan Oberndorf Trust, dated 10/19/98 (1)
Oberndorf Family Partners (1)
William E. Oberndorf (1)
Caroline G. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)
William E. Oberndorf Irrevocable Trust, dated 6/30/89 (1)
William and Susan Oberndorf Trust 2, dated 10/15/98 (1)
Betty Jane Weimer (1)

(1) A Power of Attorney authorizing Krista Rosen to act on behalf of this person or entity is filed as Exhibit B.

SCHEDULE I

Reporting Person	Date of Transaction	Number of Shares	Price Per Share
CGO	9/26/12	1,296	$11.5397
Peter Oberndorf Trust	11/13/12	26,250	$13.1057
Oberndorf Irrevocable Trust	11/13/12	18,550	$13.1057
Oberndorf Trust 2	11/13/12	111,650	$13.1057
BJW	11/13/12	18,550	$13.1057

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney